Jaime Muguiro President CEMEX South, Central America and the Caribbean Exhibit 7

These presentations contain forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (“CEMEX”) intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact CEMEX’s business, such as but not limited to the energy sector; competition; general political, economic and of anti-trust laws and as such, among business conditions in the markets in which CEMEX operates or that affects our operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; the impact of CEMEX’s below investment grade debt rating on CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from CEMEX’s cost-reduction initiatives and implement CEMEX’s global pricing initiatives for CEMEX’s products; the increasing reliance on information technology infrastructure for CEMEX’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by CEMEX, S.A.B. de C.V. with the U.S. Securities and Exchange Commission. CEMEX assumes no obligation to update or correct the information contained in these presentations. CEMEX acts in strict compliance other measures, maintains an independent pricing policy that has been independently developed and its core element is to price CEMEX’s products and services based upon their quality and characteristics as well as their value to CEMEX’s customers. CEMEX does not accept any communications or agreements of any type with competitors regarding the determination of CEMEX’s prices for CEMEX’s products and services. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS. Copyright CEMEX, S.A.B. de C.V. and its subsidiaries. 2

Despite strong headwinds in 2016, solid operational performance for the region Includes $9 M impact due to dollarized costs in our operations EBITDA Variation ($ M) 2016 2016 Like-to-like Fixed cost & other FX(1) Variable cost & distr. 2015 EBITDA Margin 30.2% 31.4% +1.5pp 31.7%

Cement Volume (YoY %) SCA&C Cement Volume (M tons) We were able to maintain our cement volume and price in a difficult market environment During 2016, industry cement demand decreased ~1.5% in the region, while we grew by ~1% 2016 2015 2014 2013 0% +1% -3% +4% -2% +2% -3% Price Var. (% LC)

Further improvements in Working Capital contributed to a strong free cash flow 2014 2013 2015 2016 Unlocked ~$97 M in average working capital during 2016 Targeting negative WC Working Capital (Average Days)

2017, a transition year, with complex competitive dynamics in Colombia Cement Demand Growth (2017e) Colombia: Volumes for 4G’s should drive cement demand, starting 2H17 Panama: Infrastructure projects expected to offset decline in other sectors Costa Rica: Public spending should increase in advance of elections in 1Q18 Dominican Republic: Economic conditions could foster private investment Panama Nicaragua Dominican R. Guatemala Colombia El Salvador Haiti Puerto Rico Jamaica Trinidad Bahamas Guyana Barbados Surinam Costa Rica Tobago TCL Markets St. Vincent Granada Sta. Lucia Decline (<0%) Moderate growth (2%-4%) Limited growth (0%-2%) Significant growth (>4%)

TCL Working Capital (Average Days) TCL EBITDA ($ M) TCL has a cement capacity of 2.4 M tons, serving most of the CARICOM markets 19.6% 28.1% 24.7% EBITDA Margin (%) Consolidation of TCL should support regional EBITDA in 2017 Net Debt / EBITDA 4.3 1.7 1.8 Targeting negative WC 2016 2014 2015 2014 2016 2015

Further opportunities exist to reduce costs in the region... Increase usage of alternative fuels Capture synergies from TCL integration Increase labor productivity Reduce costs along the supply chain Optimize our asset base in Colombia(1) In process of temporarily mothballing Bucaramanga grinding plant in Colombia, as per stated in CLH 4Q16 financial statements. We currently expect the grinding plant to be mothballed in 2Q17.

... while we keep strengthening our market position through a customer centric strategy MIX3R Technical advisory and tailor-made solutions aimed at increasing productivity and profitability for our industrial customers producing ready mix, mortar, and pre-casts Value added solution for our distributors and industrial customers, focused on increasing coverage and share of wallet in construction projects, leveraging on mobile technology Largest building material retail network in Latin America, with +430 stores in SCA&C; selling ~40% of our bagged cement in Colombia, Nicaragua, and Costa Rica Comprehensive management and monitoring system that ensures an effective, simple, and pleasant experience for our customers

Positive outlook for 2018-20 in Colombia, supported by infrastructure and social housing BRT = Bus rapid transit Subsidies for social and middle income housing 30k homes from 2nd phase of free housing program Residential projects in Bogota 4G infrastructure projects Private initiative PPPs Port and airport infrastructure expansion New Transmilenio BRT lines Bogota Metro Project Refurbishing of existing train tracks Potential investments of ~$15 B in pipeline “Vías para la paz” road program Transportation projects from royalties fund Higher investment in roads in Bogota: West Longitudinal Avenue Expansion of Northern Highway

# Expected better performance in construction activities in Central America and the Caribbean 2018-2020



**Guatemala**
- Industrial and Commercial works
- *Sanarate–El Rancho* highway

**Dominican Republic**
- Hospitality projects
- 25k housing units

**Nicaragua**
- *Chinandega–Guasaule* road
- *Mulukuku–Siauna* road
- *Bluefields–Naciones Unidas* road

**Costa Rica**
- Northern beltway
- *San José–San Ramón* highway
- *Cañas–Limonal* highway
- *Sixaola* bridge
- *Capulín* hydrolectric dam

**Panama**
- 2nd and 3rd lines of subway
- Urban renovation of Colon
- Port of Rodman
- Transistmica Ave. expansion
- AES Colon electricity project

**Potential investments of ~$12 B in pipeline**

CEMEXDAY 2017 | 11

Health & Safety: Improve safety until we achieve our Zero for Life target Responsibly maintain our cement market position in Colombia and resume Value before Volume strategy as soon as the market recovers Improve our EBITDA margin at least by 1.5pp in the next three years, through cost efficiencies, and TCL integration Commission Maceo cement plant as soon as possible What you should expect from us